ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 14, 2020
Angela C. Jaimes (617) 951-7591 angela.jaimes@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Min S. Oh

Re:

AllianzGI Artificial Intelligence & Technology Opportunities Fund (“AIO”), AllianzGI Convertible & Income Fund (“NCV”), AllianzGI Convertible & Income Fund II (“NCZ”), AllianzGI Convertible & Income 2024 Target Term Fund (“CBH”), AllianzGI Diversified Income & Convertible Fund (“ACV”), AllianzGI Equity & Convertible Income Fund (“NIE”) and AllianzGI Dividend, Interest & Premium Strategy Fund (“NFJ”) (each a “Fund” and, collectively, the “Funds”) (File Nos. 811-23446, 811-21284, 811-21338, 811-23241, 811-23039, 811-21989 and 811-21417)—Responses to Comments on Preliminary Proxy Statement filed on Schedule 14A

Dear Mr. Oh:

I am writing on behalf of the Funds to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission,” or, the “SEC”) on the Funds’ preliminary proxy statement which was filed on Schedule 14A with the Commission on September 2, 2020 (the “Preliminary Proxy Statement”). I received your oral comments regarding the Preliminary Proxy Statement via telephone on September 11, 2020. Summaries of your comments and the Funds’ responses are set forth below. Capitalized terms not defined herein shall have the same meaning given in the Preliminary Proxy Statement. To the extent responses in this letter use the past tense to refer to changes that have been made, those responses have been reflected, to the extent applicable, in the current version of a definitive proxy statement (the “Definitive Proxy Statement”), which will be filed on the date hereof.

General

1.	Comment: Please include the mailing date on the first page of the Definitive Proxy Statement.

Response: The Funds confirm that the first page of the Preliminary Proxy Statement includes the mailing date.

2.

Comment: Please state how long the expense limitation on investment management advisory fees for the Funds will remain in place and that expenses could increase thereafter. This discussion could be incorporated to the middle of the first paragraph of the second page of the shareholder letter.

Response: In response to this comment, the Introduction to the Definitive Proxy Statement has been revised as follows (removed language denoted by ~~strikethrough~~ and new language denoted by underline):

~~No~~ Investment management fees for the Funds will be maintained at current levels, and the Funds will have expense limitation arrangements in place that will contractually limit each Fund’s total operating expenses so that, on a net basis, such expenses will be equal to or lower than current total expenses for at least two years following the Closing. Net total operating expenses could increase after the second anniversary of the Closing unless these expense limitation agreements are further continued.

3.	Comment: Throughout the Definitive Proxy Statement, where an email address has been provided as contact information for the proxy solicitor, please provide a phone number instead.

Response: The Funds confirm that the Definitive Proxy Statement includes a phone number for the proxy solicitor where applicable.

4.

Comment: Please confirm supplementally that you will comply with Staff guidance in conducting shareholder meetings in light of COVID-19 concerns. Additionally, please revise relevant disclosure at the end of the shareholder letter to more specifically reflect such guidance.

Response: The Funds confirm that they intend to adhere with recent Commission guidance regarding virtual and hybrid meetings in light of COVID-19. Additionally, the above-referenced disclosure has been revised as follows in the Definitive Proxy Statement (removed language denoted by ~~strikethrough~~ and new language denoted by underline):

In light of uncertainties relating to COVID-19, the Funds reserve the flexibility to change the date, time, location or means of conducting the Meetings. In the event of such a change, the Funds will issue a press release announcing the change and file the announcement as definitive additional soliciting material on the SEC’s EDGAR system, and take all other reasonable steps necessary to inform other intermediaries in the proxy process and other relevant market participants of such change, among other steps~~, but may not deliver additional soliciting materials to Shareholders or otherwise amend the Funds’ proxy materials~~. Although no decision has been made, the Funds may consider imposing additional procedures or limitations on Meeting attendees, subject to any restrictions imposed by applicable law. The Funds plan to announce these changes, if any, at http://us.allianzgi.com/closedendfunds, and encourage you to check this website prior to the Meetings.

Letter to Shareholders; Notice of Special Meeting of Shareholders

5.

Comment: The Staff notes that disclosure in the Notice of Special Meeting of Shareholders related to contingencies pertaining to Proposals 1 through 2 includes the following language: “. . . are each contingent on sufficient Shareholder support for AllianzGI U.S. and Virtus to proceed with the Closing of the Transition.” Please clearly explain what “sufficient shareholder support” means. Please also explain what it means that Proposals 1 and 2 are contingent on each other.

Response: In response to the Staff’s comment, the above-reference disclosure has been replaced as follows to clarify that Proposals 1 through 2 will not move forward if Virtus and AllianzGI U.S. do not proceed with the Closing of the Transition. The revisions also clarify the contingencies related to the approvals of the new advisory and subadvisory agreements:

Shareholders are NOT being asked to vote on the Transition. Rather, Shareholders are being asked to vote on the Proposals, listed above, that are being presented to them as a result of the Transition. The completion of the Transition (the “Closing”) is dependent on the mutual agreement of Virtus and AllianzGI U.S. to proceed with their strategic partnership and transition operational control of the Funds. Even if Shareholders approve the Proposals for a particular Fund, Proposals 1 and 2 will not move forward if Virtus and AllianzGI U.S. do not proceed with the Closing of the Transition. This is because the proposed Transition relates to a new constellation of management arrangements. With respect to each Fund, Proposals 1 and 2 are contingent on one another. Approval of the new investment advisory agreement is dependent on approval of the new subadvisory agreement and vice versa; neither Proposal will proceed without approval of the other. Lastly, there may be circumstances where a Fund does not reach a quorum or a sufficient number of votes to approve a Proposal, but AllianzGI U.S. and Virtus nevertheless proceed to Closing. In the absence of Shareholder approval of the new investment advisory agreements and subadvisory agreements for one or more Fund, there would be no automatic change to existing contractual arrangements; however, the Trustees (either acting of their own accord or responding to action taken or a proposal by AllianzGI U.S. and/or Virtus) may take such further action as they may deem to be in the best interests of the Shareholders of the relevant Funds.

The Funds supplementally confirm that substantially similar contingencies disclosures that appear elsewhere in the filing have been similarly revised, as applicable, in the Definitive Proxy Statement.

6.

Comment: Please confirm, in the second-to-last paragraph of the Notice of Special Meetings of Shareholders, that there are no rights in any statement of preference that provides Preferred Shareholders a right to vote separately as a class on the Proposals.

Response: In response to this comment, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (new language denoted by underline):

The Common Shareholders and Preferred Shareholders of each Fund, as applicable, are expected to consider and vote on similar matters, in each case voting together as a single class.

7.

Comment: Please confirm supplementally if all Shareholders need to request a proxy card. Otherwise, please revise the relevant disclosure in the shareholder letter under the subsection “Your Vote is Important.” In the same section, please confirm supplementally if the Notice of Internet Availability of Proxy Materials will be sent prior to the proxy statement as a separate document or revise the relevant disclosure to clarify this point.

Response: The Funds confirm that Shareholders need not request a proxy card. In response to this comment, to eliminate any confusion, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (new language denoted by underline):

It is important that your shares be represented at the Meetings ~~virtually~~ or by proxy, no matter how many shares you own. If you do not expect to attend the Meetings, then please give your voting instructions by telephone or via the internet by following the instructions on your ~~Notice of Internet Availability of Proxy Materials~~proxy card, or, if you ~~have requested a proxy card~~wish to vote by mail, you may vote by completing, signing, dating and returning ~~the~~your proxy card. Please give your voting instructions or submit your proxy card promptly in order to avoid any additional costs of further proxy solicitations and in order for the Meetings to be held as scheduled.

The Funds also confirm that references to the Notice of Internet Availability have been removed in the Definitive Proxy Statement.

8.	Comment: To the extent available, please update references to the current annual and semi-annual shareholder reports in the last paragraph to the Notice.

Response: The Funds confirm that the above-referenced disclosure is current.

Proxy Statement – General

9.

Comment: Please include a table of contents at the beginning of the Definitive Proxy Statement. In addition, please consider adding a question and answer section at the beginning of the Definitive Proxy Statement that summarizes the Transition and related proposals.

Response: With respect to the Staff’s first request, the Funds confirm that a table of contents has been added. With respect to the Staff’s second request, the Funds respectfully submit that the presentation of information contained in the Preliminary Proxy Statement, and in the upcoming Definitive Proxy Statement, complies with the requirements of Schedule 14A and of Rule 14a-4 under the Securities and Exchange Act of 1934, as amended. Neither Schedule 14A nor Rule 14a-4 necessitates that required disclosures or other information be presented in a question and answer format. The Funds respectfully note that Rule 14a-4(a) merely provides that the “information included in the proxy statement shall be clearly presented and the statements made shall be divided into groups according to subject matter, and the various groups of statements shall be preceded by the appropriate headings. The order of items and sub-items in the schedule need not be followed. Where practicable and appropriate, the information shall be presented in tabular form.”

The Funds respectfully believe that information in the Preliminary Proxy Statement is organized using a convention that is helpful to Shareholders and schedule- and rule-compliant. For example, information is first divided by subject matter or proposal (e.g., “Section II—Approval of the Proposed Subadvisory Agreements”), and then further divided into smaller or discrete subsets of information (e.g., “Section II.A—Approval of the Proposed Subadvisory Agreements with AllianzGI U.S.”). Each subject matter or sub-set of information is also preceded by an appropriate heading. In addition, as noted above, the Definitive Proxy Statement will contain a table of contents that will assist shareholders in their navigation through the document. In consideration of the foregoing, the Funds respectfully decline to make the requested change.

10.	Comment: Please define the term “Transition” in the first instance used, in the second paragraph of page 1 of the Introduction to the Definitive Proxy Statement.

Response: The requested change had been made.

11.	Comment: Please clarify what it means that Proposals are “contingent” on one another throughout the Proxy Statement.

Response: In response to the Staff’s comment, the above-reference disclosure has been revised throughout the Definitive Proxy Statement to clarify that approval of a new advisory agreement will not become effective without approval of the corresponding subadvisory agreement by Shareholders of the same Fund, as detailed in the Funds’ response to Comment 5.

12.

Comment: Please align the language under the Summary of the Proposals heading on page 2 of the Definitive Proxy Statement with the language describing the Proposals as listed in the Notice of Special Meetings of Shareholders, specifically with regard to the statement that the Proposals would need to be approved by the shareholders of each Fund.

Response: The Funds confirm that the language under the Summary of the Proposals heading has been aligned with the language describing the Proposals in the Notice of Special Meetings of Shareholders with regard to the statement that the Proposals would need to be approved by the shareholders of each Fund.

Proxy Statement – Section I – Approval of the Proposed Investment Advisory Agreements

13.

Comment: Again, please clarify the consequences if Proposal 1 or Proposal 2 do or do not get approved in the third paragraph of page 3 under Section I – Approval of the Proposed Investment Advisory Agreements.

Response: In response to the Staff’s comment, the above-reference disclosure has been revised, as detailed in the Funds’ responses to Comment 5 and Comment 11.

14.

Comment: Please consider whether it would be appropriate to add specific disclosure of any adverse considerations made by the Trustees with regard to the Proposed Investment Advisory Agreements under the heading The Boards’ and AllianzGI U.S.’s Rationale for the Proposal on page 3.

Response: The Funds confirm that the current disclosure is responsive to the form requirements, accurate and substantively complete.

15.	Comment: Please disclose, if applicable, what fees and expenses are paid by Preferred Shareholders in the first paragraph on page 5 or confirm supplementally if there are none.

Response: The Funds confirm that no fees or expenses are directly incurred by the Preferred Shareholders. The Preferred Shareholders receive dividend payments from the applicable Funds that are either fixed or determined by a contractually agreed formula.

16.

Comment: The Staff notes that disclosure in Section I, under the subsection titled “Description of the Proposed Investment Advisory Agreements,” includes the following: “The description of the Proposed Investment Advisory Agreements below is qualified in its entirety by reference to the actual terms of the form of agreement in Appendix A.”    The Staff notes that the disclosure in the above-referenced subsection should reflect the material terms of the relevant agreement. Please revise the above-referenced disclosure to make clear that the information presented in that subsection reflects the material terms of the relevant agreement without qualification.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (removed language denoted by ~~strikethrough~~ and new language denoted by underline):

The description of the Proposed Investment Advisory Agreements below ~~is qualified in its entirety by reference to the actual~~identifies the material terms of the form of agreement in Appendix A.

17.

Comment: The Staff notes that disclosure in Section I, under the subsection titled “Description of the Proposed Investment Advisory Agreements—Services,” enumerates items or services to be furnished by Virtus at its own expense under the Proposed Investment Advisory Agreements. The Staff further notes that the third bullet is inapposite because it relates to only items or services Virtus need not provide or furnish at its own expense. Please consider moving the third bullet out of the enumerated list or removing it.

Response: In response to this comment, the above-referenced disclosure has been removed in its entirety.

18.

Comment: Please disclose any duties accorded to Virtus with regard to the selection, oversight or termination of subadvisers under its services provided under the proposed investment advisory agreements in the list of services under the subheading Services under the section Description of the Proposed Investment Advisory Agreements on page 6.

Response: The Funds respectfully note that the Proposed Investment Advisory Agreements do not expressly delineate or include provisions in respect of Virtus’ duties under the agreements pertaining to the selection, oversight or termination of subadvisers. For example, while the Proposed Investment Advisory Agreements provide that Virtus shall, at its own expense, implement an investment program from time to time to be managed by a subadviser, the agreements do not dictate concrete duties with respect to the selection, oversight or termination of subadvisers. Accordingly, the Funds believe that the current disclosure is accurate and substantively complete.

Proxy Statement – Section I – Approval of Proposed Investment Advisory Agreements – Comparison of Current IMAs and the Proposed Investment Advisory Agreements – Fees and Expenses

19.

Comment: Please revise the first sentence under the Fees and Expenses subheading in the Comparison of Current IMAs and the Proposed Investment Advisory Agreements section on page 6 to state that the management fees paid to Virtus will stay the same as to those currently paid to AllianzGI U.S. Additionally, please confirm supplementally that the management fee will be calculated in the same manner between the Proposed Investment Advisory Agreements and Current IMAs.

Response: In response to the first part of this comment, the above-referenced disclosure has been revised as follows (removed language denoted by ~~strikethrough~~ and new language denoted by underline):

Fees and Expenses. Aggregate fees paid to Virtus under the Proposed Investment Advisory Agreements will not differ from the aggregate fees currently paid to AllianzGI U.S. under the Current IMA for each Fund ~~will not change under the Proposed Investment Advisory Agreement for such Fund~~.

In response to the second part of this comment, the Funds confirm that the management fee will be calculated in the same manner between the Proposed Investment Advisory Agreements and Current IMAs.

20.

Comment: As applicable, in the same section, please disclose the amount of any fees paid by the Funds to the investment adviser, its affiliated persons or any affiliated person of such person during the most recent fiscal year for services provided to the Fund (other than under the investment management contracts), as required by Item 22(c)(14) of Schedule 14A.

Response: The Funds confirm that they did not pay any fees to the investment adviser other than under their investment contracts during the most recent fiscal year.

21.	Comment: In the same section, you note that:

The tables illustrate that the investment advisory fees under the Proposed Investment Advisory Agreement applicable to each Fund would be the same as the management fees currently payable by each Fund under its Current IMA, while the “Other Expenses” including administration fees for six of the seven Funds would be higher than under the Current IMA if they were operating under the Proposed Investment Advisory Agreement.

Please specify which Fund would have lower “Other Expenses” under the Proposed Investment Advisory Agreements than under the Current IMAs.

Response: In response to this comment, the above-referenced disclosure has been corrected in the Definitive Proxy Statement as follows (removed language denoted by ~~strikethrough~~ and new language denoted by underline):

The tables illustrate that the investment advisory fees under the Proposed Investment Advisory Agreement applicable to each Fund would be the same as the management fees currently payable by each Fund under its Current IMA, while the “Other Expenses” including administration fees for ~~six of the seven Funds~~each Fund would be higher than under the Current IMA if they were operating under the Proposed Investment Advisory Agreement.

22.

Comment: In the same section, please disclose whether Virtus will be able to recoup previously waived fees, and on what terms, and that total annual expenses upon expiration of the waivers/expense reductions may be higher for the Funds.

Response: In response to this comment, the above-referenced section has been revised to include the following (new language denoted by underline):

Further to this agreement, Virtus may recoup waived or reimbursed amounts for three years, provided total expenses, including such recoupment, do not exceed the annual expense limit in effect at the time of such waiver/reimbursement or recoupment. Net operating expenses could increase after the second anniversary of the Closing unless expense limitation agreements are further continued.

23.	Comment: Please disclose in narrative form the funds expected to have higher total annual expenses under the Proposed Investment Advisory Agreements before fee waivers and reimbursements.

Response: In response to this comment, the following disclosure is included in the Definitive Proxy Statement (new language denoted by underline):

Each Fund is expected to have higher total annual expenses under the Proposed Investment Advisory Agreements before fee waivers and reimbursements.

24.	Comment: Please confirm supplementally the accuracy of any figures provided as zero for rows labeled Dividend Expense of Preferred Shares in the Pro Forma Annual Expenses tables beginning on page 8.

Response: The Funds confirm the accuracy of the figures provided in the rows labeled Dividend Expense of Preferred Shares in the Pro Forma Annual Expenses tables.

Proxy Statement – Section I – Approval of the Proposed Investment Advisory Agreements

25.	Comment: Please specifically discuss differences between the Proposed Investment Advisory Agreements and Current IMAs under the subheadings Term/Termination/Amendment and Liability on pages 9 and 10.

Response: The Funds confirm that the above-referenced disclosure has been revised in the Definitive Proxy Statement to indicate that the Term/Termination/Amendment and Liability provisions of the Proposed Investment Advisory Agreements and Current IMAs are materially identical.

26.

Comment: The Staff notes disclosure under the subsection related to the Boards’ consideration of the Proposed Investment Advisory Agreements pertaining to a commitment from Virtus and AllianzGI U.S. that they will refrain from imposing or seeking to impose any “unfair burden” within the meaning of Section 15(f) of the 1940 Act. So that shareholders are adequately informed of Section 15(f) of the 1940 Act, please include disclosure regarding the Section 15(f) representation and commitment, including the requirement that 75% of the Trustees must not be “interested persons” (as defined in Section 2(a)(19) of the 1940 Act), along with a general explanation of Section 15(f).

Response: In response to this comment, the following disclosure has been included in the Definitive Proxy Statement in a subsection following the above-referenced section (new language denoted by underline):

Conditions under the 1940 Act

Section 15(f) of the 1940 Act, in pertinent part, provides a safe harbor for the receipt by an investment adviser or any of its affiliated persons of any amount or benefit in connection with certain transactions, such as the Transition, as long as two conditions are satisfied.

The first condition requires that no “unfair burden” be imposed on the Funds as a result of the Transition, or as a result of any express or implied terms, conditions or understandings applicable to the Transition. The term “unfair burden,” as defined in the 1940 Act, includes any arrangement during the two-year period after effectiveness of the Investment Advisory Agreements whereby the investment adviser (or predecessor or successor investment adviser), or any interested person of any such investment adviser, receives or is entitled to receive any compensation, directly or indirectly, from such investment company or its security holders (other than fees for bona fide investment advisory or other services) or from any person in connection with the purchase or sale of securities or other property to, from or on behalf of such investment company (other than bona fide ordinary compensation as principal underwriter).

The second condition requires that, during the three-year period immediately following the Closing, at least 75% of the Trustees must not be “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of AllianzGI U.S. or Virtus.

Additionally, as part of their strategic partnership, AllianzGI U.S. and Virtus have agreed to undertake such actions to comply with and cause each Fund to comply with the certain relevant provisions of Section 15(f). The Definitive Proxy Statement has been updated to reflect this undertaking.

Proxy Statement – Section II – Approval of the Proposed Subadvisory Agreements

27.

Comment: Please disclose the term, termination, amendment and liability provisions of the proposed Subadvisory Agreements under the subsection “Description of the Proposed New Subadvisory Agreements—Services” on page 16.

Response: In response to this comment, the Funds have included new disclosure in Section II, under the subsection now titled “Description of the Proposed New Subadvisory Agreement with each of AllianzGI U.S. and the Virtus Value Equity Subadviser,” that discusses the term, termination and amendment provisions, as well as the liability provisions, of the Proposed New Subadvisory Agreements.

28.

Comment: Please revise the disclosure under the Overview subheading in the same Section so that the discussion more clearly represents that the Proposed Subadvisory Agreements will be the same for each subadviser and that the bulk of the description of such agreement is included prior to Sections II.A and II.B.

Response: In response to this comment, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (removed language denoted by ~~strikethrough~~ and new language denoted by underline):

The Subadvisory Agreements ~~will be substantially similar in form and are described below~~are identical in form. The common elements between the Subadvisory Agreements are discussed in the below description while Section II.A. and Section II.B. include specific information about each of AllianzGI U.S. and the Virtus Value Equity Subadviser, respectively.

Additionally, the description subheading has been revised as follows to clarify that it applies to both subadvisory agreements (removed language denoted by ~~strikethrough~~ and new language denoted by underline):

Description of the Proposed New Subadvisory Agreement~~s~~ with each of AllianzGI U.S. and the Virtus Value Equity Subadviser

29.

Comment: The Staff notes that disclosure in the same Section, under the subsection titled “Description of the Proposed New Subadvisory Agreements—Services,” currently states that the Subadvisory Agreements are attached as Appendix C. The Staff further notes that Appendix C contains only one form of subadvisory agreement. If there is only one form of subadvisory agreement, please revise this and related disclosure.

Response: In response to this comment, the above-referenced disclosure has been revised as follows (new language denoted by underline and deleted language by ~~strikethrough~~):

Under the Subadvisory Agreements, a form of which ~~are~~is attached to this Proxy Statement as Appendix C, the Subadvisers would be obligated, subject always to the direction and oversight of the Boards of Trustees and Virtus, to furnish continuously an investment program for the Funds’ portfolios.

The Funds supplementally confirm that additional disclosure has been added to the “form of” agreement included in Appendix C to denote that the form of agreement has been broken out separately by Fund into seven substantially identical agreements.

30.	Comment: Rather than saying “as a result of the Proposals” within Section II, please clarify to “as a result of the proposed Subadvisory Agreements.”

Response: The Funds confirm that the Definitive Proxy Statement replaces the term “Proposals” with “Proposed Subadvisory Agreements” throughout section II, where applicable.

31.	Comment: In the “Description of the Proposed New Subadvisory Agreements—Fees” subsection of Section II, the current disclosure around subadvisory fees reads:

“. . . Virtus will pay a subadvisory fee to each Subadviser at the rate of 50% of the net advisory fee paid by the applicable Fund to Virtus. For this purpose, the “net advisory fee” is the advisory fee paid to Virtus, based on the Fund’s average daily managed assets, after accounting for any applicable fee waiver and/or expense limitation agreement, which does not include reimbursement of Virtus for any expenses or recapture of prior waivers” (emphasis added).

Please clarify whether any amount Virtus recoups will result in any adjustment to the subadvisory fees paid to a subadviser. Please consider revising the relevant disclosure for clarity.

Response: Any reimbursement of expenses or recapture of prior waivers would be shared equally between the adviser and subadviser under the fee terms of the subadvisory agreement. In order to provide further clarity, the following language has been added (new language denoted by underline and deleted language by ~~strikethrough~~):

For this purpose, the “net advisory fee” is the advisory fee paid to Virtus, based on the Fund’s average daily net assets, after accounting for any applicable fee waiver and/or expense limitation agreement, which does not include reimbursement of Virtus for any expenses or recapture of prior waivers. Thus, the amount of any recoupment or recapture of prior waivers would have the effect of being shared equally between Virtus and the applicable Subadviser.

32.

Comment: The Staff notes that disclosure under Section II includes the following: “As part of the strategic partnership, Virtus has agreed to not recommend termination of the Subadvisory Agreements whenever the Subadvisory Agreements are next considered for renewal or approval except to the extent required by applicable law or its fiduciary duties.” Please disclose how long Virtus’ obligation to not recommend termination of the Subadvisory Agreements will remain in force.

Response: The Funds confirm that there is no definitive term to Virtus’ obligation. Accordingly, the Funds respectfully submit that the current disclosure is accurate and substantively complete.

33.

Comment: Please consider stating, in the “Required Vote” subsection of Section II, that the effectiveness of the Subadvisory Agreements with regard to any Fund is contingent upon (i) approval by Shareholders of that Fund of Proposal 1 and (ii) the consummation of the Closing.

Response: The Funds respectfully note that the above-referenced disclosure has been revised in the Definitive Proxy Statement, as detailed in the Funds’ responses to Comment 5 and Comment 11.

Proxy Statement – Section II.A – Approval of the Proposed Subadvisory Agreements with AllianzGI U.S.

34.	Comment: Please update financial information regarding AllianzGI U.S.’s assets under management at the beginning of page 18 to be more current.

Response: In response to this comment, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (removed language denoted by ~~strikethrough~~ and new language denoted by underline):

As of ~~December~~August 31, ~~2019~~2020, AllianzGI U.S. and its investment management affiliates had approximately $~~122.3~~114.8 billion in assets under management.

Proxy Statement – Section II.B – Approval of the Proposed Subadvisory Agreement with the Virtus Value Equity Subadviser

35.

Comment: Please confirm the list of principal executive officers and directors of the Virtus Value Equity Subadviser. The current reference in this section to Appendix B includes the principal executive officers and directors of Virtus instead of the Virtus Value Equity Subadviser.

Response: In response to this comment, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (removed language denoted by ~~strikethrough~~ and new language denoted by underline), and a new Appendix E has been included in the Definitive Proxy Statement:

The principal executive officers and directors of the Virtus Value Equity Subadviser are presented in Appendix E~~B~~.

36.	Comment: Please provide disclosure regarding other funds managed by the Virtus Value Equity Subadviser at the bottom of page 19, if applicable.

Response: The Funds respectfully submit that the Virtus Value Equity Subadviser has not yet commenced operations and, when it does, will be comprised principally of current personnel from AllianzGI U.S. As such, it does not currently manage other comparable funds for purposes of this disclosure.

Proxy Statement – Section III – Fund Information

37.

Comment: Please provide information required under Item 22(a)(3)(i) regarding the Funds’ administrator and distributor in section III – Fund Information, to the extent that it is not already provided therein.

Response: The Funds respectfully submit that the Preliminary Proxy Statement includes the applicable disclosure required by
Item 22(a)(3)(i) and that the Funds do not have a separate administrator or current distributor.

38.	Comment: Please confirm that Shareholder approval need not be sought for the appointments described under the subheading Appointments to the Boards of Trustees.

Response: The Funds confirm that, consistent with applicable state law and Section 16 of the 1940 Act, Shareholder approval is not required for the referenced appointments.

Proxy Statement – Section IV – Voting Information

39.

Comment: Please provide more detail about how proxies are counted or tabulated under the subheading Record Date, Quorum and Methods of Tabulation at the beginning of page 25. For example, provide explanations on how improperly completed proxies are counted versus timely received and properly completed proxies, what may be done to revoke a vote and whether shareholders have appraisal rights.

Response: In response to this comment, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (new language denoted by underline):

Each whole share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional share shall be entitled to a proportionate fractional vote. Shares represented by timely, duly executed proxies will be voted as you instruct. If no specification is made, shares will be voted in accordance with the recommendation of the Trustees. Proxies may be revoked at any time before they are exercised by sending a written revocation which is received by the Secretary of the applicable Fund prior to any such exercise, by properly executing a later-dated proxy, or by attending the Meeting and voting.

Additionally, the Funds confirm that Shareholders do not have appraisal rights.

40.	Comment: Under the “Record Date, Quorum and Methods of Tabulation” subsection, please remove the following sentences, which are inapplicable to non-routine matters:

“In certain circumstances in which a Fund has received sufficient votes to approve a matter being recommended for approval by the Fund’s Board, the Fund may request that brokers and nominee entities, in their discretion, withhold or withdraw submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal.”

[. . .]

“Abstentions and “broker non-votes” (i.e., proxies representing shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) will be counted for quorum purposes.”

Response: In response to this comment, the above-referenced sentences have been removed in the Definitive Proxy Statement.

41.	Comment: Please explain what “plurality” means in the context of the voting standard discussed under section IV – Voting Information.

Response: In response to this comment, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (new language denoted by underline):

A plurality for adjournment only requires that more votes are received in favor of adjournment than against and a quorum is not required.

42.

Comment: Please explain, under the section Required Vote and Recommendation on page 25, the date and time by which the proxies must be received in order to be counted for purposes of the joint shareholder meeting. Additionally, please disclose the effect of abstaining and broker non-votes on the Proposals, especially as broker non-votes cannot be counted for quorum. Furthermore, delete the following sentence:

“In certain circumstances in which a Fund has received sufficient votes to approve a matter being recommended for approval by the Fund’s Board, the Fund may request that brokers and nominee entities, in their discretion, withhold or withdraw submission of broker non-votes in order to avoid the need for solicitation of additional votes in favor of the proposal.”

Response: The Funds confirm that additional explanation has been provided in the Definitive Proxy Statement regarding timeliness of votes and what occurs if a vote is not timely received, as well as the effect of abstaining on the Proposals. Additionally, the Funds confirm that the language captioned above has been removed. All references to broker non-votes have been removed.

43.

Comment: Please state, under the section Solicitation of Proxies, what third party solicitor will be soliciting said proxies. Additionally, under this same section, please state whether costs will be borne by Allianz and Virtus regardless of whether the Closing occurs.

Response: In response to the first part of this comment, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (new language denoted by underline):

The solicitation of proxies by personal interview, mail and telephone may be made by officers and Trustees of each Fund and officers and employees of AllianzGI U.S., its affiliates and other representatives of the Funds. The Funds have retained AST Fund Solutions, LLC (“AST”) to serve as proxy solicitor and tabulator of proxies and this cost as well as the legal, audit and other costs of preparing, printing and mailing this Proxy Statement and the cost of holding the Meeting (including the costs of any additional solicitation and any adjourned session) are anticipated to be approximately $1,000,000 and will be borne (i) 50% by AllianzGI U.S. and (ii) 50% by Virtus.

In response to the second part of the Staff’s comment, the Funds supplementally confirm that the costs will be borne equally regardless of whether the Closing occurs.

44.

Comment: Please provide, as an additional method of voting under the section Methods of Voting at the beginning of page 26, instructions on how shareholders may also vote at the Special Meeting while in virtual attendance.

Response: In response to this comment, the above-referenced disclosure has been revised in the Definitive Proxy Statement as follows (new language denoted by underline):

By Virtual Attendance at the Meeting: If you were a registered holder of shares as of September 10, 2020 (i.e., you held Fund shares in your own name directly with the Fund), you can virtually participate in and vote at the Meeting or any postponement or adjournment of the Meeting. To do so, please email AST at attendameeting@astfinancial.com and provide your full name, address and control number located on proxy card previously received. If you no longer have that form, please call (866) 342-4883. AST will then email your meeting credentials information and instructions for voting during the Meeting. If you held Fund shares through an intermediary (such as a broker-dealer) as of September 10, 2020, in order to participate in and vote at the Meeting, you must first obtain a legal proxy from your intermediary reflecting the Fund’s name, the number of Fund shares you held, and your name and email address. You may forward an email from your intermediary containing the legal proxy or attach an image of the legal proxy, email it to AST at attendameeting@astfinancial.com and put “Legal Proxy” in the subject line. Requests for registration must be received by AST no later than 3:00 p.m. Eastern Time on October 27, 2020. You will then receive confirmation of your registration and a control number by email from AST. AST will also email your Meeting credentials for participation in the Meeting and instructions for voting during the Meeting.

45.

Comment: Because shareholders are being asked to approve the Proposed Investment Advisory Agreements, where the overall level of fees ultimately borne by the Continuing Funds will be subject to certain contractual expense limitation arrangements, please add the proposed expense limitation agreement(s) as an appendix to the Definitive Proxy Statement.

Response: The Funds confirm that all relevant information related to contractual expense limitation arrangements is included in the proxy statement throughout Section I—Approval of the Proposed Investment Advisory Agreements. The Funds respectfully note that shareholders are not being asked to approve the form of the agreements and therefore would potentially be confused by the inclusion of additional agreements in the proxy statement. The Funds note further that the disclosure in the Definitive Proxy Statement itself sufficiently describes the contractual undertakings of Virtus for two years.

46.

Comment: Please ensure that tables under Appendix E listing Outstanding Shares and Significant Shareholders contain columns providing information for class of securities, name of beneficial owner, business address, amount/nature of beneficial ownership, percentage of class owned.

Response: The Funds confirm that this information is incorporated under Appendix E of the Definitive Proxy Statement.

* * * * *

Please do not hesitate to call me (at 617-951-7591) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Angela C. Jaimes

Angela C. Jaimes, Esq.

cc:	Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Shawn M. Donovan, Esq.